October 4, 2006

Mail Stop 6010

John S. Kovach
Chairman and Chief Executive Officer
SRKP 7, Inc.
248 Route 25A, No. 2
East Setauket, NY 11733

> **Re:** **SRKP 7, Inc.**
> **Registration Statement on Form SB-2**
> **Filed September 8, 2006**
> **File No. 333-137208**

Dear Mr. Kovach:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Prospectus cover

1. Given that there is no market for your securities, please disclose the price at which your selling shareholders will sell their securities. See Schedule A Item 16 of the Securities Act and Regulation S-B Item 501(a)(9)(iv). We will not object if you also disclose that the selling shareholders will sell at prevailing market prices or privately negotiated prices after the shares are quoted on the OTC Bulletin Board. Please also modify your "Plan of Distribution" disclosure accordingly.

Prospectus Forepart

2.   Please avoid reliance on defined terms like those in parentheses and quotation marks. If the terms are clear from context, the definitions are unnecessary. If they are not clear, please revise for clarity.

Prospectus Summary, page 1

3.   The introductory paragraph to your summary states that the summary is not complete. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Do you mean to say that, because this is a summary, it may not contain all of the information that is important to your investors? Delete the reference to an incomplete summary from your prospectus.

Private Placement, page 2

4.   With a view toward clarified disclosure, please tell us why you issued the placement agent two separate warrants with apparently the same terms.

Risk Factors, page 5

5.   Please add a separate risk factor to highlight the going concern language in your auditor's report. Disclose the reason for the language and its material effects, including its effect on your access to capital at market rates.

We depend on certain key scientific personnel…, page 8

6.   Revise to quantify the amount of time that Dr. Kovach devotes to your business.

7.   In a separate risk factor, address the risks associated with the fact that these key personnel are involved in other business activities and may face a conflict in selecting between their other business interests and you, as discussed on page 40.

We expect to rely heavily on third parties for the conduct of clinical trials…, page 8

8.   Revise to clarify what steps you will need to achieve before you begin conducting preclinical studies and clinical trials in humans.

If our products were derived from tissue or other samples from a patient…, page 13

9.   In an appropriate section of your document, please disclose when the negotiations in the second sentence began. Also disclose the status of the negotiations and the principal hurdles that remain before an agreement can be reached.

10.   Revise to clarify whose obligation it will be to obtain the necessary consents. Also clarify why the consents might not be enforceable.

11.   Please clarify why there is a material risk of willful misconduct. Does your supplier have a history of such conduct?

If we fail to maintain effective internal controls, page 17

12.   We note the disclosure in the first sentence that you "may" have weaknesses. Please disclose the reasons for the doubt.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act…, page 17

13.   We note your belief that the compliance dates for you will first apply to your annual report for fiscal 2008. Your disclosure on page F-11, however, indicates that you will be required to comply with these requirements with your year ending December 31, 2007. Please revise as appropriate to reconcile.

Forward-Looking Statements, page 19

14.   Please note that Section 27A of the Securities Act of 1933, and Section 21E of the Exchange Act of 1934, do not apply to issuers of penny stock. Please remove the references to these sections.

Management's Discussion and Analysis, page 24

Critical Accounting Policies – Stock-Based Compensation, page 25

15.   We note in the last sentence of this section that you did not have any stock options or warrants issued or outstanding at December 31, 2005. This discussion should be expanded to include the stock options granted on June 30, 2006 as disclosed in Note 3 on page F-13 of the interim financial statements and the impact of SFAS 123(R) on these issuances.

Results of Operations, page 26

16.   Since Lixte has not generated revenue during the periods presented, discussion of your plan of operation should be provided. Please revise the filing to comply with Item 303(a) of Regulation S-B.

Going Concern, page 26

17.   Please discuss your disclosed need for $2.3 million. We note your reference to a wet lab on page 6. It is unclear why this wet lab is necessary in the short term given your current operations. Also, will you need additional property or employees to operate the lab? Are these costs included in the $2.3 million estimate?

Business, page 28

Our company, page 28

18.   Please state the date of your incorporation.   If you were organized in connection with affiliated companies, please describe those affiliations. Also, describe any change in control.

Intellectual Property, page 29

19.   Please disclose when the negotiations mentioned in the third sentence began.
        Also disclose:
        •   the status of the negotiations;
        •   the principal hurdles that remain before an agreement can be reached; and
        •   the scope of your rights to the intellectual property if no agreement can be
            reached.

20.   With a view toward disclosure, please tell us how Dr. Kovach was involved in
        developing the intellectual property to the extent that he is co-owner.

Access to Clinical Materials, page 29

21.   Please expand your disclosure that "permission has been obtained" to identify the
        entity who granted permission and the scope of such permission.

22.   We note your disclosure that you are negotiating an agreement to receive tissue
        and blood samples from the Institute of Pathology in Germany. Please revise to
        address how you currently obtain such samples.

Research and Development, page 31

Tissue Acquisition, page 31

23.   Expand your disclosure to clarify your obligations and potential liability, if any,
        under the regulatory requirements of the Office of Protection of Research
        Subjects in the United States.

Product Development, page 33

24.   Please expand your disclosure to state at what stage your business activities will
        become subject to FDA regulation.

Competition, page 33

25.   Please clarify whether any competitors have developed or are investigating biomarkers for the same cancer that you are studying.

Properties, page 34

26.   Please clarify the nature of your facility. Is this a leased office devoted solely to your business in a commercial office building with multiple unrelated tenants?

Government Regulation, page 34

27.   Please clarify how each cited regulation affects your business. Also clarify whether you are in compliance.

Management, page 35

28.   We note the statement on page 37 that your director, Dr. Philip Palmedo, has served as a consultant to the government of Sudan. Please advise us of the nature and extent of the consultancy. Tell us whether Dr. Palmedo has served as a consultant to the government of Sudan during the period he has served as your director, and whether he continues to serve as a consultant to the government of Sudan. Please also describe your past, current and anticipated contacts with Sudan, if any, whether through subsidiaries, affiliates or other direct or indirect arrangements. We may have further comment.

29.   Please clarify when Dr. Palmedo joined the board.

Scientific Advisory Committee, page 37

30.   Please describe the role of the committee. For example, how often does the committee meet? On what matters have they deliberated and advised you? When did each member join the committee?

31.   If the committee members serve a management role, please provide full disclosure regarding their background. See, for example, Regulation S-B Item 401(b). If the committee does not serve in a management role, please tell us why you have identified the committee in the management section of your prospectus.

Executive Compensation, page 38

32.   Please provide disclosure for each person who served as your CEO or acted in a similar capacity during the last completed fiscal year. See Regulation S-B Item 402 (a)(2)(i). Also, include a row for each such person in your table disclosing beneficial ownership of your stock.

Director Compensation, page 39

33.   Please revise to disclose when your directors and members of the Scientific Advisory Committee will receive the options.

Certain Relationships and Related Party Transactions, page 40

34.   We note your disclosure that most office services are provided by the president. Revise to disclose the name of the individual who serves in this capacity.

35.   Tell us why you have not provided disclosure under Item 404(a) of Regulation S-B for the commission and fee paid to WestPark Capital, Inc. for its services as placement agent in connection with your recent private placements. We note that at the time of the transaction, it appears your president, Mr. Rappaport, was also CEO of WestPark Capital.

36.   Please tell us why you have not described in this section the stockholder advances mentioned on pages 27 and F-2.

37.   Please provide the disclosure required by Item 404(d) of Regulation S-B.

Description of Securities, page 40

38.   Please disclose when you split your securities as mentioned at the bottom of page 2. Also, tell us when shareholders approved the split.

39.   Please quantify the amounts required by Regulation S-B Item 201(a)(2).

Selling Stockholders, page 41

40.   Please revise the selling stockholder table to identify the individuals who
        beneficially own the shares held by the entities named in the table.

41.   Please tell us whether any of the selling shareholders are broker-dealers or
        affiliates of broker-dealers.

42.   Please disclose when each selling shareholder acquired the offered shares and the
        consideration paid for those shares.

Financial Statements, page F-1

43.   Please update your financial statements, as necessary, to comply with Item 310(g)
        of Regulation S-B.

44.   Please tell us your basis for incorporating by reference the information from your
        Form 8-K as disclosed on page F-7.

Interim Financial Statements for the period ended June 30, 2006

Condensed Consolidated Balance Sheet, page F-2

45.   There is no distinction made herein of which liability items are current or non-
        current. Based on the disclosure in MD&A about the amount of working capital
        at June 30, 2006, it appears that the research and development contract liability
        represents a current liability at that date. Please revise your balance sheet to
        classify liabilities as either current or long-term.

Condensed Consolidated Statement of Stockholders' Equity (Deficiency), page F-4

46.   We note that the 4,005,177 shares issued in connection with the reverse merger
        transaction represent those held by the Company's stockholders immediately prior
        to the share exchange and the value assigned to these shares ($62,500) was based

on the cash acquired in the transaction. According to Form 10-QSB for the quarter ended March 31, 2006, the Company only had $3,000 in cash and negative working capital of approximately $10,000. Please provide us with a summary calculation of how the amount of cash acquired on June 30, 2006 was determined and tell us from what source it was derived. Also, tell us why you believe your accounting entry for the reverse merger was appropriate and compliant with GAAP. Finally, revise the filing as necessary based on our comment.

Note 3. Share Exchange Agreement and Private Placement, page F-11

Private Placement, page F-12

47.   Please disclose the terms of any registration rights agreements. We note that there was no financial penalty associated with these registration rights. Please tell us the accounting implications of the rights. Your response should address how EITF 05-04 impacts your conclusions.

Note 4. Related Party Transactions, page F-13

48.   Please disclose the terms and conditions of the non-interest bearing advances made by Lixte's founding stockholder.

Note 6. Commitments and Contingencies, page F-14

49.   We note that on March 22, 2006 you entered into a contract (CRADA) with the U.S. Department of Health and Human Services whereupon you agreed to provide funds totaling $400,000 over a two-year term. We further note that this was recorded as a liability with the related amount of such contract recorded as "deferred research and development costs" (i.e., an asset). Please tell us why you believe you have correctly accounted for this agreement. Also, tell us how the latter satisfies the definition of an asset as described in paragraph 25 of CON6 and why you believe it was appropriate to record it as a fixed asset. Reference your response to the guidance in CON6 or other applicable authoritative accounting literature. Also, please include a copy of the agreement as an exhibit to the filing.

Recent Sales of Unregistered Securities, page II-2

50.   Please provide the disclosure required by Regulation S-B Item 701 for all securities sold during the past *three* years without registration under the Securities Act.

51.   Please disclose the facts relied upon to make the cited exemption from registration available

Item 28. Undertakings, page II-4

52.   Please include the undertakings required by item 512(a)(4) and 512(g) of Regulation S-B. Refer to Rule 424(b)(3) and Rule 430C(d).

Item 27. Exhibits

53.   Please tell us why you have not filed the Cooperative Research and Development Agreement as an exhibit.

Exhibit 23.2

54.   Please provide an updated consent from your independent accountant in any amendment.

Signatures

55.   Please indicate below the second paragraph required on the Signatures page who is signing the document in the capacity of principal financial officer and controller or principal accounting officer. See "Instructions for signatures" at the end of Form SB-2.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): David Ficksman – Troy & Gould, P.C.